                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)
                               (FINAL AMENDMENT)

                                      AND

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)

                      ------------------------------------

                        CONSOLIDATED CAPITAL GROWTH FUND
                           (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)
                      ------------------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

CUSIP No.   NONE            14D-1/A AND 13D/A                  Page 2
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        MADISON RIVER PROPERTIES, L.L.C.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group           (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                         AF
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)                                [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        21,995.65
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
 ------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                       44.7%
-------------------------------------------------------------------------------
    10.      Type of Reporting Person

                                        OO
===============================================================================

CUSIP No.   NONE            14D-1/A AND 13D/A                  Page 3
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group           (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)                                [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        21,995.65
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        44.7%
-------------------------------------------------------------------------------
    10.      Type of Reporting Person

                                        PN
===============================================================================

CUSIP No.   NONE            14D-1/A AND 13D/A                  Page 4
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group           (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)                                [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        21,995.65
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        44.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
===============================================================================

CUSIP No.   NONE            14D-1/A AND 13D/A                  Page 5
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group           (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)                                [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        21,995.65
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        44.7%
-------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
===============================================================================

CUSIP No.   NONE            14D-1/A AND 13D/A                  Page 6
===============================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group           (a)[ ]
                                                                        (b)[X]
-------------------------------------------------------------------------------
    3.       SEC Use Only
-------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(e) or 2(f)                                [ ]
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
-------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        21,995.65
-------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                           [ ]
-------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        44.7%
-------------------------------------------------------------------------------
    10.      Type of Reporting Person

                                        IN
===============================================================================

       AMENDMENT NO. 4 TO SCHEDULE 14D-1/AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 4 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 of Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Insignia Financial Group, Inc. ("Insignia"), originally filed with the Commission December 19, 1997, as amended by Amendment No. 1 filed with the Commission on January 15, 1998, Amendment No. 2 filed with the Commission on January 22, 1998 and Amendment No. 3 filed with the Commission on February 2, 1998 (the "Schedule 14D-1"); and (ii) Amendment No. 6 to the Statement on
Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on December 20, 1994, as amended by Amendment No. 1 filed with the Commission on May 2, 1997, Amendment No. 2 filed with the Commission on December 19, 1997, Amendment No. 3 filed with the Commission on January 15, 1998, Amendment No. 4 filed with the Commission on January 22, 1998 and Amendment No. 5 filed with the Commission on February 2, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 15,000 of the outstanding units of limited partnership interest ("Units") of Consolidated Capital Growth Fund, at a purchase price of $300 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 19, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) At 5:00 p.m., New York time, on Friday, January 30, 1998, the Offer expired pursuant to its terms. A total of 2,690 Units, representing approximately 5.5% of the outstanding Units, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and the Depositary has mailed checks in payment of, all of those Units at the purchase price of $300 per Unit.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 12, 1998

                                 MADISON RIVER PROPERTIES, L.L.C.


                                 By: /s/ JEFFREY P. COHEN
                                     ---------------------------------------
                                     Jeffrey P. Cohen
                                     Manager


                                 INSIGNIA PROPERTIES, L.P.

                                 By: Insignia Properties Trust,
                                     its General Partner


                                 By: /s/ JEFFREY P. COHEN
                                     ---------------------------------------
                                     Jeffrey P. Cohen
                                     Senior Vice President



                                 INSIGNIA PROPERTIES TRUST


                                 By: /s/ JEFFREY P. COHEN
                                     ---------------------------------------
                                     Jeffrey P. Cohen
                                     Senior Vice President



                                 INSIGNIA FINANCIAL GROUP, INC.


                                 By: /s/ FRANK M. GARRISON
                                     ---------------------------------------
                                     Frank M. Garrison
                                     Executive Managing Director



                                 SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                 FILING CONSTITUTES, AMENDMENT NO. 6 TO THE
                                 STATEMENT ON SCHEDULE 13D


                                 /s/ ANDREW L. FARKAS
                                 -------------------------------------------
                                 By: Jeffrey P. Cohen, Attorney-in-Fact


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